

Mail Stop 4628

February 14, 2018

Via E-Mail
Brian L. Ketcham
Vice President and Chief Financial Officer
Lindsay Corporation
2222 North 111th Street
Omaha, NE

>   **Re: Lindsay Corporation**
>   **Form 10-K for the Fiscal Year Ended August 31, 2017**
>   **Filed October 13, 2017**
>   **File No. 1-13419**

Dear Mr. Ketcham:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated April 14, 2015, you discussed contacts with Sudan. Your website states that IRZ Consulting, a Lindsay irrigation consulting and design firm, has worked on large-scale projects in Sudan. CTC Engineering's website includes a May 1, 2017 press release which states that CTC Engineering, in partnership with Lindsay Corp., has been providing irrigation systems in Sudan. As you know, Sudan is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your 2015 letter, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Please also discuss the materiality of such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would

deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.   Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
         Assistant Director